Filed Pursuant To Rule 433

Registration No. 333-254134

January 12, 2024

National Accounts E-mail

Good morning,

On January 11, 2024, WisdomTree launched the WisdomTree Bitcoin Fund (BTCW). Investing in bitcoin via an ETF allows investors to experience the benefits of traditional financial infrastructure and product structuring. WisdomTree Bitcoin Fund provides investors access to bitcoin without directly holding the crypto asset, storing private keys or interacting with the blockchain and crypto infrastructure.

The Fund’s investment objective is to gain exposure to the price of bitcoin, less expenses and liabilities of the Fund’s operations. In seeking to achieve its investment objective, the Fund will hold bitcoin and will value its shares daily based on the value of bitcoin as reflected by the CME CF Bitcoin Reference Rate – New York Variant which is an independently calculated value based on an aggregation of executed trade flow of major bitcoin spot exchanges. The Fund is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin.

About the Fund:

●	Name: WisdomTree Bitcoin Fund
●	Symbol: BTCW
●	Total Expense Ratio: 0.30% (waived to 0% on first 6-months/$1 billion in AUM).
●	Inception Date: 01/11/24
●	Exposure: bitcoin
●	Exchange: CBOE BZX
●	Link to Prospectus: wt-bitcoin-fund-prospectus.pdf (wisdomtree.com)

Attached, please see the Investment Case for the WisdomTree Bitcoin Trust which provides additional detail and important information on the product.

Please feel free to contact me with any questions or to arrange a call with a member of our Research Team

Best regards,

W3AOE-476842-2024-01-08

For Financial Professional Use Only

[ ] is a Registered Representative of Foreside Fund Services, LLC.

This information must be preceded or accompanied by a prospectus, click here to view or download prospectus. We advise you to consider the fund's objectives, risks, charges and expenses carefully before investing. The prospectus contains this and other important information about the fund. Please read the prospectus carefully before you invest.

There are risks associated with investing, including possible loss of principal.

Bitcoin and, accordingly, the WisdomTree Bitcoin Fund, which holds bitcoin, are highly speculative and involve a high degree of risk, including the potential for loss of the entire investment. An investment in the WisdomTree Bitcoin Fund involves significant risks (including the potential for quick, large losses) and may not be suitable for all shareholders. You should carefully consider whether your financial condition permits you to invest in the WisdomTree Bitcoin Fund and you should be willing to accept more risk than may be involved with other exchange traded products or ETFs that do not hold bitcoin.

Bitcoin Risk. Extreme volatility of trading prices that many digital assets, including bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. The value of the Shares is dependent on the acceptance of digital assets, such as bitcoin, which represent a new and rapidly evolving industry. Digital assets such as bitcoin were only introduced within the past two decades, and the medium-to-long term value of the Shares is subject to a number of factors relating to the capabilities and development of blockchain technologies and to the fundamental investment characteristics of digital assets. Regulatory changes or actions may affect the value of the Shares or restrict the use of bitcoin, mining activity or the operation of the Bitcoin Network or the Digital Asset Markets in a manner that adversely affects the value of the Shares. Digital Asset Platforms may experience fraud, business failures, security failures or operational problems, which may adversely affect the value of bitcoin and, consequently, the value of the Shares.

The WisdomTree Bitcoin Fund is not a fund registered under the Investment Company Act of 1940, as amended (“1940 Act”), and is not subject to regulation under the 1940, unlike most exchange traded products or ETFs. The WisdomTree Bitcoin Fund is also not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and the sponsor is not subject to regulations by the Commodity Futures Trading Commission as a commodity pool operator or commodity trading advisor. The WisdomTree Bitcoin Fund’s shares are neither interests in nor obligations of the sponsor or the trustee or any of their affiliates.

The WisdomTree Bitcoin Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the WisdomTree Bitcoin Fund has filed with the SEC for more complete information about the WisdomTree Bitcoin Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the WisdomTree Bitcoin Fund will arrange to send you the prospectus if you request it by calling toll free at 1-866-909-9473.

Please read the Fund’s prospectus for specific details regarding the Fund’s risk profile.

Foreside Funds Services, LLC, is the Marketing Agent for the WisdomTree Bitcoin Fund (BTCW). Foreside Fund Services, LLC, is not affiliated with WisdomTree, Inc. nor any other entities mentioned.

This message is intended only for the use of individuals and entities to which it is addressed, and it is not to be shared with any third parties without written consent of WisdomTree. If you have received this communication in error, please immediately notify us by return email and delete the original message from your system. If you no longer wish to receive communications from WisdomTree, please respond with “unsubscribe” in the subject line.